Crown Dynamics Corp.
8399 E. Indian School Rd.
Suite 202
Scottsdale, AZ 85251

July 30, 2012

Brian Cascio, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:
Crown Dynamics Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 14, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 21, 2012
File No. 333-169501

Dear Mr. Cascio:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of May 23, 2012, pertaining to the Company’s Form 10-K as filed with the Securities & Exchange Commission (the “Commission”) on March 14, 2012 and Form 10-Q for the period ended March 31, 2012 Filed May 21, 2012 (collectively the “Filings”), File No. 333-169501.

Specific to your comments and our telephonic conversations, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 23, 2012 and should amend our previous response to the addressed comment.

Form 10-Q for the quarterly period ended March 31, 2012

Note 12.  Business Combination, page 14

5.   We refer to the disclosure on page 16 describing how you identified the accounting acquirer in the Airware transaction.  In light of your disclosure that the pre-existing shareholders of Crown Dynamics controlled 51.1% of the outstanding voting common stock after the transaction, please help us better understand how you applied the underlying guidance from FASB Codification Topic 805 and your rationale thereunder in reaching your determination that Crown Dynamics is the accounting acquirer. In that regard:

•
Under paragraph 805-10-55-12(a), an entity should consider the existence of options, warrants or convertible securities.  Please tell us why you excluded options, warrants and convertible securities in assessing the relative voting rights in the combined entity after the business combination. In addition, please clarify if the above-mentioned instruments are in-the-money at the acquisition date and reconcile the terms of the convertible debt from page 16 (only convertible upon an event of default) with the conversion terms disclosed in Notes 5 and 7.  In that regard, in-the-money instruments are normally considered in measuring relative voting rights and the notes to financial statements do not describe any restrictions on conversion of the convertible notes.

•	Under paragraph 805-10-55-12(b), tell us the collective share ownership in the combined entity of the officers and directors of Airware as of the date of the merger.

•
Under your analysis of paragraph 805-10-55-12(d), you state that senior management is comprised of Mr. Aninye as CEO (Crown) and Mr. Rassas as President (Airware). We also note that Mr. Glassgow, from Airware, was appointed Chief Financial Officer and signs the Certification as the principal financial officer; and, we see other individuals identified as management on the Airware website.  Please tell us how you do not conclude that senior management of the combined entity is not dominated by Airware executives.

•
Under paragraph 805-10-55-12(e), tell us how you measured the fair value of Airware’s equity at the time of the transaction in assessing whether Crown Dynamics paid a premium over the fair value of Airware’s equity.  Also, tell us the total fair value of Airware’s equity at the date of the transaction; and, describe to us management’s rationale for consideration transferred in excess of that fair value, if any.  In that regard, we note Airware was a private company without a quoted market price.

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RESPONSE: After further consideration and much discussion, the Company amends its previous response as follows:

On March 20, 2012 Crown Dynamics Corp. (Crown) and AirWare Holdings, Inc. (Airware) executed a share exchange agreement (Exchange) to effectively merge the two entities.  Below is the analysis under ASC 805-10-55-12 to determine who the accounting acquirer as of that date was. Management originally believed that Crown was the accounting acquirer, but upon further review of the facts at the time of the merger and subsequent events management now believes based on the analysis as detailed below that AirWare is the accounting acquirer.   By leaving this analysis in a format similar to its original filing, we hope show the thought process, but also hope to clearly address the above-referenced issues, although slightly out of order.

 ASC 805-10-55-12 states in part that in business combination effected primarily by exchanging equity interest (as is the case in our combination) the acquirer usually is the entity that issues the equity interest.

Fact:  In our combination Crown is the entity that issued the equity interest.

ASC 805-10-55-12 further indicates that all pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by through an exchange of equity interest.  Particularly those in ASC 805-10-55-12(a) through 12(e) and that additional facts and circumstances that may be pertinent should be considered as well as the relative size of the combining entities.

In our case there are facts that would support either party as being the accounting acquirer, but we do feel in total the preponderance of the fact support AirWare Holdings, Inc. as the acquirer.  Specifically:

805-10-55-12(a) The relative voting rights in the combined entity after the business combination.  The acquirer usually is the combing entity whose owners as a group retain or receive the largest portion of the voting rights of the combined entity. Any unusual voting arrangement ….. To the extent that options, warrants, or convertible securities……..

Fact:  The Exchange leaves the existing Crown shareholders with 22,725,000 shares and Airware shareholders with 21,844,136 shares before taking into account Airware options, warrants and convertible securities.

Airware options and warrants would add another 1,972,500 for Airware. In addition there are convertible notes that would result in issuance of another 6,022,500 shares for Airware. Since all of the warrants and options are “in the money” Ultimately the Airware shareholders could have the controlling shares. If all of the options, warrants and notes were converted Airware shareholders would have a total of 28,059,136 shares compared to Crown shareholders of 22,725,000.

There are no unusual voting arrangements.

805-10-55-12(b) the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose owners or organized group of owners holds the largest minority voting interest in the combined entity.

Fact:  The CEO of Crown, Steve Aninye holds the largest single block of shares at 15,125,000 shares.

Airware does not have a single shareholder. However, the officers and Board members of Airware collectively directly or indirectly control 15,913,436 shares, when convertibles notes are included.

805-10-55-12 (c) The composition of the governing body of the combined entity.  The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Fact:  At the date of Exchange the Board of Directors is composed of 3 Board Members from the Crown group and three from the Airware group.  Airware would have the ability to gain control of the Board as noted in 12 (a) and (b) above.

805-10-55-12(d) discusses the composition of senior management of the combined entity. In pertinent part, it states, “The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

Fact:  At the date of Exchange the management senior management consists of Steve Aninye as CEO (Crown) and Jeffry Rassas, President (Airware). Steve Aninye resigned from both the Board and as an officer subsequent to the transaction.  Additionally, David Dolezal and John Glassgow of Airware have since been appointed as executives and/or directors.  We originally mis-concluded regarding senior management due to a mis-analysis, where we felt it the analysis was isolated to the time of the transaction, at which point, Crown seemed to have a dominant managerial position.

805-10-55-12(e) discusses the terms of the exchange of equity interest.  Stating that “the acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity.”

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Fact:  Crown paid a premium for the equity interest in Airware.  Airware fair value at the time of the combination was equal to $.50 per share, taking into account the 2 for 1 exchange.  Crown shares were publicly trading at that time for $2.40.  As the analysis lends itself to the contrary of our previous conclusion, the determination of the fair market value of Airware as requested, becomes no longer relevant if they are deemed the acquirer.

805-10-55-13 states in part that “The acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity.”

Fact:  Airware is significantly the larger entity and has multiple year business operating history.

Conclusion:

Based on the above analysis there are facts that support either entity as the accounting acquirer.
However, the preponderance of facts noted above support management’s conclusion that
Airware is the accounting acquirer.

In connection with the Company’s responding to the comments set forth in the May 23, 2012 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Jeffrey Rassas
Jeffrey Rassas
CEO and President

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